GENESIS ENERGY, L.P.

919 MILAM, SUITE 2100

HOUSTON, TEXAS 77002

December 22, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Mail Stop 4628

Washington, D.C. 20549-3561

Attn: Ethan Horowitz, Branch Chief

Re:	Staff’s comment letter dated December 14, 2017 regarding

Genesis Energy, L.P.

Form 10-Q for Fiscal Quarter Ended

September 30, 2017

Filed November 3, 2017

File No. 1-12295

Ladies and Gentleman:

This letter is to confirm the telephone conversation between Ms. Diane Fritz, Staff Accountant, and the undersigned on Thursday, December 21, 2017, regarding the comment that you have provided on behalf of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission in your letter dated December 14, 2017 (the “Comment Letter”).

We are in the process of preparing our response to the Comment Letter. However, I advised Ms. Fritz in our telephone conversation on Thursday that, due to timing constraints on our internal finance and legal personnel, we require additional time to fully and appropriately respond to the comment made by the Staff. Therefore, we respectfully requested an extension of time to respond to the Comment Letter and were advised that such request would be granted by the Staff. We appreciate the Staff’s willingness to grant our request. We intend to submit our response to you on or before Friday, January 12, 2018.

If you have any questions or comments, please contact the undersigned at (713) 860-2516 or J. Vincent Kendrick at Akin Gump Strauss Hauer & Feld LLP at (713) 220-5839.

Sincerely,

Genesis Energy, L.P.

By:	Genesis Energy, LLC,
its general partner

By:	/s/ Robert V. Deere
Robert V. Deere
Chief Financial Officer

cc:	J. Vincent Kendrick, Akin Gump Strauss Hauer & Feld LLP

Diane Fritz, Staff Accountant, Securities and Exchange Commission